

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2025

Aksel C. Olesen
Chief Financial Officer
SFL Corp Ltd.
14 Par-la-Ville Road
Hamilton HM08 Bermuda

> **Re: SFL Corp Ltd.**
> **Form 20-F for the Fiscal Year ended December 31, 2023**
> **Filed March 14, 2024**
> **File No. 001-32199**

Dear Aksel C. Olesen:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation